ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-178960
Dated February 3, 2012

Master Limited Partnerships (MLPs)	ETRACS

ETRACS Wells Fargo MLP Index

Profile	Ticker: MLPW

Underlying Index	Wells Fargo® Master Limited Partnership Index

Issuer	UBS AG	Key features Quarterly income potential Tax administration benefit Convenience of an exchange- traded security

Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)

Current Annual Index Yield[2]	5.88%

CUSIP	902664408

Primary Exchange	NYSE Arca

Initial Trade Date	October 29, 2010

Maturity Date	October 29, 2040

Annual Tracking Fee (%)*	0.85% accrued on a daily basis
*As of December 31, 2011. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) offer access to markets and strategies that may not be readily available to individual investors in the existing marketplace.

The ETRACS Wells Fargo MLP Index exchange-traded note, due October 29, 2040 is designed to track an investment in the Wells Fargo® Master Limited Partnership Index (the “Index”), and pays a variable quarterly coupon linked to the cash distributions associated with the underlying MLP constituents, less investor fees.

About the Index

The Index is a float-adjusted, capitalization-weighted Index that seeks to measure the performance of all energy master limited partnerships (“MLP”) listed on the New York Stock Exchange (“NYSE”) or NASDAQ that satisfy market capitalization (at least $200 million at the time of inclusion) and other eligibility requirements. The Index was created in December 2006 and has no performance history prior to that date.

Historical returns

	Since Index Inception
	Total Return	Annualized Return	*6 Months	*1 Year	*3 Years
Wells Fargo® Master Limited Partnership Index	35.40%	6.18%	4.97%	7.87%	30.82%
S&P 500 Index Total Return	-0.77%	-0.15%	-3.69%	2.11%	14.11%
S&P 500 Utilities Index Total Return	20.38%	3.74%	9.96%	19.91%	12.27%
Dow Jones-UBS Commodity Index Total Return	-11.08%	-2.29%	-11.03%	-13.32%	6.39%

Historical results for the period from December 11, 2006 through December 31, 2011.

Source: Bloomberg, Standard & Poor’s, and Dow Jones

*Returns shown for periods less than one year are total returns during that period and returns for periods greater than one year are annualized returns. Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

Characteristics

Number of holdings: 71 MLPs

Top 10 Holdings
Enterprise Product Partners LP	EPD	13.77%
Kinder Morgan Energy Part LP	KMP	9.71%
Plains All American Pipeline LP	PAA	5.59%
Energy Transfer Partners LP	ETP	4.43%
Magellan Midstream Partners	MMP	4.27%
ONEOK Partners LP	OKS	3.75%
Linn Energy LLC	LINE	3.69%
Kinder Morgan Management LLC	KMR	3.55%
Buckeye Partners LP	BPL	3.28%
Enbridge Energy Partners LP	EEP	2.83%

Source: Wells Fargo; as of December 30, 2011

The graph illustrates the historical returns of the Index from December 11, 2006 through December 31, 2011 in comparison with other benchmark indices. For each time period presented, the total return of the Index is the price return of the Index during such period, but also incorporating distributions made by each Index constituent during such period into the value of the Index. While the Coupon Amount of the ETNs, if any, will reflect the cash distributions that a hypothetical holder of the Index constituents would be entitled to receive during the relevant period, any Coupon Amount will be reduced by the Annual Tracking Fee. The graph does not account for the fee. As a result, the return on the ETNs will always be lower than the total returns on a direct investment in the Index constituents. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

ETN overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs have a relatively low historical correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of investing in MLPW

Exposure to a portfolio of energy MLPs through a single investment. Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less investor fees. If the MLPs do not make distributions, or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Tax administration — No K-1 forms, as coupons associated with the ETN are reported as ordinary income on Form 1099. Note that significant aspects of the tax treatment of ETNs remain uncertain.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your investment — The ETRACS ETNs are fully exposed to any decline in the level of the Index, and will also be subject to the upfront fee. If the increase in the level of the Index, as compared to the Initial Index Level, is insufficient to offset the negative effect of the Annual Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment at maturity or call, or upon early redemption. In addition, the ETRACS ETNs are also subject to an upfront fee that you pay as part of the issue price.

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Payment based on the arithmetic mean of closing levels — The payment on the ETRACS ETNs at maturity or call will be based on the arithmetic mean of the closing levels of the Index over a number of days during the final measurement period or call measurement period, and not on the closing level of the Index on a single day, as specified in the ETRACS Prospectus. The arithmetic mean of the closing levels of the Index over a number of days will most likely differ from the closing level of the Index on a single day.

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Negative effect of the upfront fee — ETRACS ETNs may be sold to the public at prices up to 102% of their Issuance Amount. The “upfront fee” is the increase in price over the stated Principal Amount, or Issuance Amount, as applicable. Because the payment at maturity or call, or upon early redemption, will be calculated on the basis of the Principal Amount and not the issue price, the upfront fee represents an immediate cost to you and will not grow along with any increase in the level of the Index, as compared to the Initial Index Level.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.

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Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in December 2006. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Concentration in a particular industry — There is only one industry – energy – related to the MLPs included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

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Minimum redemption amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETRACS ETNs may be limited.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date or Call Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee and, as applicable, the Redemption Fee Amount (which is based on the Annual Tracking Fee).

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs at any time on any Exchange Business Day (or if such day is not an Exchange Business Day, the next Exchange Business Day) on or after November 3, 2011, as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETRACS ETNs. Alternatively, if the ETRACS ETNs have increased in value, you may have to invest your proceeds in a lower-return investment.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of January 10, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2The Current Annual Index Yield as of December 31, 2011 is calculated by Wells Fargo and is determined by taking the most recently declared distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creating an annualized yield for each constituent MLP by (i) multiplying that number by the dividend frequency and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. ETRACS Wells Fargo MLP Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the ETRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in this ETRACS Wells Fargo MLP Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo & Company does not guarantee that the Index referenced by the ETRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to this ETRACS Wells Fargo MLP Index. Wells Fargo has no obligation to take into consideration the ETRACS Wells Fargo MLP Index or investors in the ETRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of this ETRACS Wells Fargo MLP Index. Wells Fargo does not guarantee the accuracy and/or the completeness of the index or of any data supplied by it or any data included therein. Wells Fargo makes no warranty, express or implied, as to results to be obtained by UBS AG and the ETRACS Wells Fargo MLP Index, or any other person or entity from the use of index or of the data supplied by Wells Fargo or any data included therein. Wells Fargo makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the index and the data supplied by Wells Fargo or any data included therein. Without limiting any of the foregoing, in no event shall Wells Fargo have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. © UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Index are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.

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